EXHIBIT 99.1

TPI Composites, Inc. Announces Executive Promotions and Board Transitions

William E. Siwek to become President and CEO

Steven C. Lockard to become Chairman of the Board

SCOTTSDALE, Ariz., March 12, 2020 (GLOBE NEWSWIRE) --  TPI Composites, Inc., (TPI) (Nasdaq: TPIC), the only independent manufacturer of composite wind blades with a global footprint, announced today that William E. Siwek, currently President, has been appointed President and Chief Executive Officer, effective May 20, 2020, coinciding with TPI’s 2020 Annual Meeting of Stockholders.  Mr. Siwek also has been nominated to stand for election to join TPI’s Board of Directors, effective May 20, 2020.

Steven C. Lockard, whose career at TPI began in 1999 and who has served as CEO since 2004, has been nominated for a new three-year term as Director and, if elected, will become Chairman of the TPI Board, effective May 20, 2020.  Steve will also serve as Chairman of a newly formed Technology Committee of the Board to oversee the company’s innovation efforts for both wind and transportation markets.

Paul Giovacchini, the Company’s current Chairman of the Board, will assume the role of Lead Independent Director of TPI’s Board of Directors, effective May 20, 2020.

Mr. Giovacchini commented, “Bill’s appointment as CEO is part of our succession planning efforts to ensure that TPI remains well positioned to execute on its long-term strategic goals.  Bill has built a great team and demonstrated tremendous leadership in his prior roles as President and Chief Financial Officer at TPI which will serve us well as he leads TPI going forward.”

Lockard added, “Bill has been an exceptional business partner and leader since joining TPI’s executive team in 2013.  He is uniquely qualified to lead TPI as our CEO through the company’s next phase where our focus will be on execution, transition speed, margin expansion, diversification and free cash flow generation.”

“I look forward to leading TPI and the incredible team we have assembled and continuing to build value for all of our stakeholders including our stockholders, customers, associates and the communities in which we operate. I also am excited to continue collaborating with Steve as TPI’s Chairman on our strategy and development of the company’s advanced technology,” remarked Bill Siwek.

“Steve was the driving force behind TPI’s tremendous growth during his tenure as CEO.  We look forward to his continued leadership and strategic guidance in his new role as Chairman of the Board” added Mr. Giovacchini.

“I am excited about the next phase of TPI’s growth and will continue to fully support the TPI leadership team, our customers and the industry in any way that I can,” remarked Mr. Lockard.

In 2019, TPI exceeded $1.4B in revenue and 18% global onshore wind market share.  The company has over 13,000 employees, 18GW of blade capacity within 6 million square feet of manufacturing space in 13 plants around the world.

In addition, TPI announced today that Steven Bransfield and Michael DeRosa will be retiring from TPI’s Board of Directors, effective May 20, 2020.  Mr. Bransfield has served as a Director at TPI since 2010 and Mr. DeRosa has served as a Director at TPI since 2009.

Mr. Giovacchini noted, “TPI is appreciative and grateful for Steve’s and Michael’s leadership and contributions during their many years of service with TPI.  They both played critical roles in supporting and guiding TPI through a decade of rapid growth and development.”

TPI expects to continue to strengthen and diversify its Board of Directors during the remainder of 2020.

About TPI Composites, Inc.
TPI Composites, Inc. is the only independent manufacturer of composite wind blades for the wind energy market with a global manufacturing footprint.  TPI delivers high-quality, cost-effective composite solutions through long term relationships with leading OEMs in the wind and transportation markets. TPI is headquartered in Scottsdale, Arizona and operates factories throughout the U.S., China, Mexico, Turkey and India. TPI operates additional engineering development centers in Denmark and Germany.

Forward-Looking Statements

This release contains forward-looking statements which are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements, among other things, concerning: our plans to strengthen and further diversify our Board of Directors. These forward-looking statements are often characterized by the use of words such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” “continue” and the negative or plural of these words and other comparable terminology. Forward-looking statements are only predictions based on our current expectations and our projections about future events. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these forward-looking statements for any reason. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these statements. These factors include, but are not limited to, the matters discussed in “Risk Factors,” in our Annual Report on Form 10-K and other reports that we will file with the SEC.

Important Information

This press release may be deemed to be solicitation material in respect of the solicitation of proxies from stockholders in connection with the Company’s 2020 Annual Meeting of Stockholders. The Company will file a proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the 2020 Annual Meeting of Stockholders. The proxy statement, any other relevant documents and other material filed with the SEC concerning the Company will be, when filed, available free of charge at www.sec.gov and on our website at www.tpicomposites.com. Copies may also be obtained, free of charge, by contacting the Company at (480) 305-8910.  Stockholders are urged to read the proxy statement and any other relevant documents filed when they become available before making any voting decision because they will contain important information.

Participants in Solicitation

The Company, its directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from stockholders in connection with the 2020 Annual Meeting of Stockholders. Information about the Company’s directors and executive officers and their ownership of the Company’s stock is available in the Company’s public filings with the SEC, including without limitation, on Forms 3 and 4.  Stockholders are advised to read the Company’s proxy statement for the 2020 Annual Meeting of Stockholders and other relevant documents when they become available before making any voting decision because they will contain important information. You can obtain free copies of these referenced documents as described above.

Investor Contact:

investors@tpicomposites.com
480-315-8742